SEC 20007843 N

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SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CP INVESTMENTS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 11th floor
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 272-1300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

555 West 5th Street, Suite 2700	Los Angeles,	California	90013-1010
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew Prinn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CP Investments LLC (the "Company") as of and for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

See Attached Jurat
Notary Public

CP Investments LLC
Table of Contents

This report contains (check all applicable boxes):

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 20, by Matthew Prinn ________________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JANET S. KIM
Notary Public - California
Los Angeles County
Commission # 2205373
My Comm. Expires Jul 15, 2021

(Seal) Signature ____________

[redacted]

CP INVESTMENTS LLC
(A Wholly Owned Subsidiary of CANYON PARTNERS LLC)
(SEC I.D. No. 8-40862)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
CP Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CP Investments LLC (the "Company") as of December 31, 2019, and the related statements of operations, cash flows, and changes in member's capital for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 1995.

CP INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash (Note 2)	$421,139
Prepaid and other assets	61,504
TOTAL	$482,643
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses	$ 41,126
Total liabilities	41,126
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S CAPITAL	441,517
TOTAL	$482,643

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES — Placement agent service fees (Note 2)	$ 540,000
EXPENSES:	
Expense sharing (Note 3)	540,000
Professional fees	78,987
Other general and administrative expenses	70,652
Total expenses	689,639
NET LOSS	$ (149,639)

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2019

	Member's Capital
BALANCE — January 1, 2019	$ 516,156
Contributions	75,000
Net loss	(149,639)
BALANCE — December 31, 2019	$ 441,517

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (149,639)
Adjustments to reconcile net loss to net cash used in operating activities — changes in assets and liabilities:	
Prepaid and other assets	272
Accounts payable and accrued expenses	18,783
Net cash used in operating activities	(130,584)
CASH FLOWS FROM FINANCING ACTIVITIES - Contributions	75,000
NET DECREASE IN CASH	(55,584)
CASH — Beginning of year	476,723
CASH — End of year	$ 421,139

See notes to financial statements.

1. NATURE OF OPERATIONS

CP Investments LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company provides placement agent services to certain private funds advised by affiliated entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the 1934 Act for brokers and dealers in securities.

Cash — Cash includes cash in a deposit account.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis. There were no securities transactions during the year.

Placement Agent Service Fees — The Company earned placement agent service fees from Canyon Capital Advisors LLC ("CCA"), ICE Canyon LLC ("ICE"), River Canyon Fund Management LLC ("River Canyon"), and Canyon Partners Real Estate LLC ("CPRE"), with respect to the Company's engagement to provide certain agreed-upon services in connection with identifying prospective investors that may invest in the limited partner interests or other similarly styled equity interests of one or more investment entities and/or any parallel funds managed by CCA, ICE, River Canyon, or CPRE. Placement agent service fees are recognized when the underlying services are rendered in accordance with the terms of the agreements. The Company's performance obligation is to serve as the exclusive private placement agent to the funds managed by CCA, ICE, River Canyon, and CPRE. Revenues related to such performance obligation is recognized over time commensurate with when services are rendered.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued expenses.

Recent Accounting Pronouncements - In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases: Topic 842, which significantly changes the accounting for leases. The new guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease

liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For income statement purposes, the new guidance retained a dual model, requiring leases to be classified as either operating or financing. Operating leases will result in straight-line expense while finance leases will result in a frontloaded expense pattern similar to existing capital lease guidance. For statement of cash flow purposes, the new guidance also retained the existing dual method, where cash payments for operating leases are reflected in cash flows from operating activities and principal and interest payments for finance leases are reflected in cash flows from financing activities and cash flows from operating activities, respectively. The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The new guidance allows for the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. The adoption had no effect on financial condition, or our results of operations or cash flows.

Financial Condition - The Company has experienced substantial recurring losses from operations as of December 31, 2019. The Company's ability to continue its operations and to meet its capital requirements is dependent on continued financial support from the Parent. The Parent has represented its intent to continue to provide financial support to the Company for terms that extend through February 21, 2021.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The primary allocated expenses are compensation, employee benefits, and overhead expenses that include, but are not limited to, lease and office space, office equipment, supplies and furnishings, telecommunications equipment, and computer hardware and software. The allocation methodology is derived from overhead expense and wages and salaries of registered personnel of the Company with respect to services provided on behalf of the Company. For the year ended December 31, 2019, $540,000 was incurred in expenses and paid in full for these services and is included in the statement of operations. As previously indicated, the Company earns placement agent service fees from affiliated entities that include CCA, ICE, River Canyon, and CPRE. For the year ended December 31, 2019, $540,000 was included in "*revenues*" in the statement of operations for such fees. Additionally, the Company has a letter of support from the Parent that the Parent will be willing and able to provide capital contributions when needed to ensure the Company's ability to continue as a going concern. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company received capital contributions of $75,000 from the Parent in 2019.

4. INCOME TAXES

As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The Parent is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2019, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of

unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements. The Company will continue to review any conclusions reached regarding uncertain tax positions that may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by state and local jurisdictions, where applicable. As of December 31, 2019, the tax years that remain subject to examination by the state of California under the statute of limitations are 2015, 2016, 2017, and 2018.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2019, the Company had net capital of $380,013, which is $130,013 in excess of required net capital.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company does not have a clearing broker. In the future, should the Company's services require the use of a clearing broker, the Company will follow the necessary process to retain a new clearing broker before offering such services. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

7. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULES

CP INVESTMENTS LLC

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2019

TOTAL MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$441,517
LESS DEDUCTIONS AND/OR CHARGES	
Prepaid and other assets	61,504
NET CAPITAL	380,013
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$ 130,013
NET CAPITAL IN EXCESS OF 120% OF MINIMUM NET CAPITAL REQUIREMENT	$ 80,013

Note: There were no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2019 filed on January 16, 2020.

CP INVESTMENTS LLC

SCHEDULE H

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

CP INVESTMENTS LLC

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
CP Investments, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CP Investments LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2020

CP INVESTMENTS, LLC Member FINRA and SIPC
2000 Avenue of the Stars, 11th Floor • Los Angeles, CA 90067
(310) 272-1000 phone • (310) 272-1001 fax

CP Investments, LLC's Exemption Report

CP Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year from January 1, 2019 to December 31, 2019 without exception.

CP Investments, LLC

By: Matt Prinn
Title: Chief Financial Officer
February 27, 2020